Form 40-F
period 2013-12-31
ENERGY FUELS INC
filed 2014-03-31
CIK 1385849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fifteen months ended December 31, 2013

Commission File Number 001-36204

Energy Fuels Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1090	98-1067994
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification	Identification No.)
	Code)

225 Union Blvd., Suite 600
Lakewood, CO 80228
(303) 389-4130
(Address and telephone number of registrant’s principal executive offices)

Energy Fuels Resources (USA) Inc.
225 Union Blvd., Suite 600
Lakewood, CO 80228
(303) 389-4130
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 19,601,251

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes [   ] No

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F and the Exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, which may not be based on historical fact. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. Statements that are not based on historical fact contained in this Annual Report, including through documents incorporated by reference are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect our current view with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by us, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies.

The forward-looking statements and forward-looking information contained in this Annual Report and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Energy Fuels Inc. (the “Corporation” or the “Registrant”) does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Corporation does update one or more forward looking statements, no inference should be drawn that the Corporation will make additional updates with respect to those or other forward looking statements. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The terms “measured”, “indicated” and “inferred” resources are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“Commission”) Industry Guide 7 under the Securities Act of 1933. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all of any part of an inferred mineral resource exists, or is economically or legally mineable.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     The following documents, filed as Exhibits 99.1, 99.2, and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F

(a)	Annual Information Form for the fifteen months ended December 31, 2013;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fifteen months ended December 31, 2013; and

(c)

Consolidated Audited Financial Statements as at and for the fifteen months ended December 31, 2013 and as at and for the twelve months ended September 30, 2012, including the auditors’ report thereon, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

     (a) Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

     (b) Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report on Form 40-F, the Corporation’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to its management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met

     (c) Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

     (d) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

     (e) Changes in Internal Control Over Financial Reporting

During the fifteen months ended December 31, 2013, there were no changes in the Corporation’s internal control over financial reporting that materially affected, or are likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the fifteen months ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR

AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board has determined that Lawrence A. Goldberg, Bruce D. Hansen, Paul A. Carroll and Ron F. Hochstein qualify as financial experts (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act), are financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide (the “Company Guide”), and are independent (as determined under Exchange Act Rule 10A-3 and section 803A of the Company Guide).

The Commission has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Corporation has adopted a written Code of Business Conduct and Ethics that constitutes a “code of ethics” as defined in Form 40-F, and by which it and all directors, officers and employees of the Corporation are required to abide.

The Corporation’s Code of Business Conduct and Ethics is available for viewing on the Corporation’s website at http://www.energyfuels.com/_resources/governance/code_ethics.pdf and is available in print to any shareholder who requests a copy from the Corporate Secretary of the Corporation by contacting the Corporation by phone at (303) 389-4130 or email at dfrydenlund@energyfuels.com.

All amendments to the Code of Business Conduct and Ethics and all waivers of the Code of Business Conduct and Ethics with respect to any of the officers covered by it will be posted on the Corporation’s website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required tabular disclosure is included on page 223 of the Corporation’s Annual Information Form for the fifteen months ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions.

PRE-APPROVAL POLICES AND PROCEDURES

The required disclosure is included on page 223 of the Corporation’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2013 information with respect to the Registrant’s known contractual obligations:

				More than
		1 to 3	3 to 5	5
	< 1 year	years	years	years
	$	$	$	$
Long-term Debt	2,033,000	4,056,000	21,571,000	-
Finance leases	136,000	176,000	-	-
Operating lease	337,000	661,000	291,000	-
Purchase obligations	4,125,000	-	-	-
Reclamation expenditures	1,876,000	761,000	-	25,326,000
Total	8,507,000	5,654,000	21,862,000	25,326,000

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Corporation’s Audit Committee are identified under the heading “Composition of the Audit Committee” in the Corporation’s Annual Information Form, attached hereto as Exhibit 99.1. The full text of the Corporation’s Audit Committee Charter is attached to the Corporation’s AIF, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.6 to this Annual Report on Form 40-F.

CORPORATE GOVERNANCE

The Corporation’s Board of Directors (the “Board”) is responsible for the Corporation’s Corporate Governance policies and has a separately designated standing Compensation Committee, Governance and Nominating Committee, Audit Committee, and Environment, Health and Safety Committee. The Board has determined that all of the members of the Compensation Committee, Nominating and Corporate Governance Committee, and Audit Committee, are independent, based on the criteria for independence prescribed by section 803A of the Company Guide and Section 805(c) of the Company Guide, as applicable.

Compensation Committee

The primary objective of the Compensation Committee is to assist the Board in administering the Corporation’s executive and director compensation program, succession planning for executive management, development and retention of senior management, reviewing the performance of senior management, recommending compensation for the Chief Executive Officer, and reviewing and approving individual compensation for other executive officers. The Corporation’s Compensation Committee is comprised of Richard J. Patricio (chairman), J. Birks Bovaird, W. Robert Dengler and Bruce D. Hansen. The Corporation’s CEO cannot be present during the Compensation Committee’s deliberations or vote regarding the CEO’s compensation.

Governance and Nominating Committee

The Governance and Nominating Committee is appointed by the Board to assist the Board in developing the Corporation’s approach to corporate governance, including developing and monitoring a set of corporate governance principles and guidelines that are specifically applicable to the Corporation, and to identify and recommend to the Board qualified nominees for appointment or election as directors. The members of the Governance and Nominating Committee are Ron F. Hochstein (chairman), Paul A. Carroll, Mark E. Goodman and Richard J. Patricio.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities for environmental, health and safety matters, and to oversee the development and implementation of policies and best practices relating to environmental, health and safety issues in order to ensure compliance with applicable laws, regulations and policies in the jurisdictions in which the Corporation carries on business. The Environment, Health and Safety Committee consists of W. Robert Dengler (chairman), Stephen P. Antony, and Mark E. Goodman.

NYSE MKT CORPORATE GOVERNANCE

The Corporation’s common shares are listed on the NYSE MKT. Section 110 of the Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. A quorum for a meeting of shareholders of the Corporation, as set forth in its bylaws, is two shareholders entitled to vote at the meeting, whether present in person or represented by proxy.

Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Corporation shall make the disclosure of such transactions available on the Corporation’s website at http://www.energyfuels.com/ and/or in its annual report. Information contained on its website is not part of this annual report.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the Commission by amendment to Form F-X referencing the Corporation’s file number.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY FUELS INC.
/s/ David C. Frydenlund
David C. Frydenlund, Senior Vice
President, General Counsel &
Corporate Secretary
Date: March 28, 2014

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form for the fifteen months ended December 31, 2013
99.2	Management’s Discussion and Analysis for the fifteen months ended December 31, 2013
99.3	Consolidated Financial Statements for the fifteen months ended December 31, 2013
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Mine Safety Disclosure
99.7	Consent of KPMG LLP
99.8	Consent of Roscoe Postle Associates
99.9	Consent of Chlumsky, Armbrust & Meyer LLC
99.10	Consent of Terence P. McNulty
99.11	Consent of Mine Development Associates
99.12	Consent of Richard White
99.13	Consent of William E. Roscoe
99.14	Consent of Douglas H. Underhill
99.15	Consent of Thomas C. Pool
99.16	Consent of David Ross
99.17	Consent of Christopher Moreton
99.18	Consent of Douglas C. Peters
99.19	Consent of Peters Geosciences
99.20	Consent of BRS Engineering
99.21	Consent of Douglas L. Beahm
99.22	Consent of O. Jay Gatten
99.23	Consent of Alinco GeoServices, Inc.
99.24	Consent of M. Hassan Alief
99.25	Consent of North American Exploration Inc.
99.26	Consent of Stephen P. Antony
99.27	Consent of Robert L. Sandefur
99.28	Consent of Patti Nakai-Lajoie
99.29	Consent of Robert Michaud
99.30	Consent of Stuart E. Collins
99.31	Consent of Roderick C. Smith
99.32	Consent of Richard L. Nielsen
99.33	Consent of Matthew P. Reilly
99.34	Consent of Paul Tietz
99.35	Consent of Neil Prenn