Form 40-F
period 2014-12-31
ENERGY FUELS INC
filed 2015-03-20
CIK 1385849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the twelve months ended December 31, 2014

Commission File Number 001-36204

Energy Fuels Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1090	98-1067994
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification
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

[ X ]  Annual Information Form               [ X ]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 19,677,552

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  [ X ]  No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  [  ]  No  [  ]

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

The forward-looking statements and forward-looking information contained in this Annual Report and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Energy Fuels Inc. (the “Corporation” or the “Registrant”) does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Corporation does update one or more forward looking statements, no inference should be drawn that the Corporation will make additional updates with respect to those or other forward looking statements. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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

(a)	Annual Information Form for the year ended December 31, 2014;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014; and

(c)

Consolidated Audited Financial Statements as at and for the year ended December 31, 2014 and as at and for the fifteen months ended December 31, 2013, including the auditors’ report thereon, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Corporation’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Corporation’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The senior executive officers, including the Corporations’ CEO and CFO, conducted an evaluation of the effectiveness, design and operation of the Corporation’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2014 and no material weaknesses were discovered.

It should be noted that while the Corporation’s CEO and CFO believe that the Corporation’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s internal controls over financial reporting will prevent all errors and fraud.

(d)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Corporation’s registered independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Corporation’s registered independent public accounting firm as the Corporation qualifies as an “emerging growth company” under the Jumpstart Our Business Start-ups Act of 2012.

(e)	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2014, there were no changes in the Corporation’s internal control over financial reporting that materially affected, or are likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR

AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board has determined that Lawrence A. Goldberg, Bruce D. Hansen, and Paul A. Carroll qualify as financial experts (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act), are financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide (the “Company Guide”), and are independent (as determined under Exchange Act Rule 10A-3 and section 803A of the Company Guide).

The Commission has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required tabular disclosure is included on page 195 of the Corporation’s Annual Information Form for the year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions.

PRE-APPROVAL POLICES AND PROCEDURES

The required disclosure is included on page 195 of the Corporation’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2014 information with respect to the Registrant’s known contractual obligations:

				More than
		1 to 3	3 to 5	5
	<1 year	years	years	years
	$	$	$	$
Long-term Debt	1,622,000	18,204,000	-	-
Finance leases	118,000	59,000	-	-
Operating lease	335,000	617,000	-	-
U3O8 purchase contracts	11,813,000	-	-	-
Purchase obligations	1,427,000	-	-	-
Reclamation expenditures	716,000	-	-	26,009,000
Total	16,031,000	18,880,000	-	26,009,000

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

Compensation Committee

The primary objective of the Compensation Committee is to assist the Board in administering the Corporation’s executive and director compensation program, succession planning for executive management, development and retention of senior management, reviewing the performance of senior management, recommending compensation for the Chief Executive Officer, and reviewing and approving individual compensation for other executive officers. The Corporation’s Compensation Committee is comprised of Richard J. Patricio (chairman), J. Birks Bovaird, and Bruce D. Hansen. The Corporation’s CEO cannot be present during the Compensation Committee’s deliberations or vote regarding the CEO’s compensation.

Governance and Nominating Committee

The Governance and Nominating Committee is appointed by the Board to assist the Board in developing the Corporation’s approach to corporate governance, including developing and monitoring a set of corporate governance principles and guidelines that are specifically applicable to the Corporation, and to identify and recommend to the Board qualified nominees for appointment or election as directors. The members of the Governance and Nominating Committee are Ron F. Hochstein (chairman), Mark E. Goodman and Richard J. Patricio.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities for environmental, health and safety matters, and to oversee the development and implementation of policies and best practices relating to environmental, health and safety issues in order to ensure compliance with applicable laws, regulations and policies in the jurisdictions in which the Corporation carries on business. The Environment, Health and Safety Committee consists of Ron F. Hochstein (chairman), Stephen P. Antony, and Mark E. Goodman.

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

ENERGY FUELS INC.

/s/ David C. Frydenlund

David C. Frydenlund, Senior Vice
President, General Counsel &
Corporate Secretary

Date: March 19, 2015

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2014
99.2	Management’s Discussion and Analysis for the year ended December 31, 2014
99.3	Consolidated Financial Statements for the year ended December 31, 2014
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Mine Safety Disclosure
99.7	Consent of KPMG LLP
99.8	Consent of Roscoe Postle Associates Inc.
99.9	Consent of Chlumsky, Armbrust & Meyer LLC
99.10	Consent of Terence P. McNulty
99.11	Consent of Mine Development Associates
99.12	Consent of Neil Prenn
99.13	Consent of Richard White
99.14	Consent of William E. Roscoe
99.15	Consent of Douglas H. Underhill
99.16	Consent of Thomas C. Pool
99.17	Consent of David Ross
99.18	Consent of Christopher Moreton
99.19	Consent of Douglas C. Peters
99.20	Consent of Peters Geosciences
99.21	Consent of BRS Engineering
99.22	Consent of Douglas Beahm
99.23	Consent of Robert L. Sandefur
99.24	Consent of Robert Michaud
99.25	Consent of Stuart E. Collins
99.26	Consent of Richard L. Nielsen
99.27	Consent of Matthew P. Reilly
99.28	Consent of Paul Tietz
99.29	Consent of Steven Antony
99.30	Consent of SRK Consulting (U.S.), Inc.
99.31	Consent of Barton G. Stone
99.32	Consent of Mark B. Mathisen
99.33	Consent of Alinco Geoservices, Inc.
99.34	Consent of M. Hassan Alief
99.35	Consent of Harold R. Roberts
99.36	Consent of Frank A. Daviess
99.37	Consent of Allan Moran